UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21 2011

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,
VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton

resourcing the future

Our Company

Summary Review 2011

BHP Billiton locations

Petroleum

Ref	Country	Fields	Description	Ownership
1	Algeria	Ohanet	Joint operator with Sonatrach for onshore wet gas production [a]	45%
2	Algeria	ROD Integrated Development	Onshore oil production [a]	38%
3	Australia	Bass Strait	Offshore Victoria oil, condensate, LPG, natural gas and ethane production [a]	50%
4	Australia	Minerva	Operator of offshore Victoria natural gas production	90%
5	Australia	North West Shelf	Offshore Western Australia oil, condensate, LPG, natural gas and LNG production [a]	8.3–16.7%
6	Australia	Pyrenees	Operator of offshore Western Australia oil production	40–71.4%
7	Australia	Stybarrow	Operator of offshore Western Australia oil production	50%
8	Pakistan	Zamzama	Operator of onshore natural gas production	38.5%
9	Trinidad and Tobago	Angostura	Operator of offshore oil and natural gas production	45%
10	UK	Bruce/Keith	Offshore North Sea oil and natural gas production [a]	Bruce – 16% Keith – 31.8%
11	UK	Liverpool Bay	Operator of offshore Irish Sea oil and natural gas production	46.1%
12	US	Fayetteville	Operator of onshore natural gas production	.03–100%
13	US	Gulf of Mexico	Offshore oil, LPG and natural gas production from several fields - Shenzi 44% - Neptune 35% - Starlifter 31% - West Cameron 33.8% • Atlantis 44% [a] • Mad Dog 23.9% [a] • Genesis 5% [a]	

[a] *Jointly or non-operated BHP Billiton Assets or Fields.*

[b] *Uranium forms part of the Base Metals Customer Sector Group.*

Percentage ownership figures have been rounded to one decimal place.

Aluminium

Ref	Country	Asset	Description	Ownership
14	Australia	Aluminium Australia	A joint venture where we operate the Worsley alumina refinery and Boddington bauxite mine in Western Australia	86%
15	Brazil	Alumar	Integrated alumina refinery and aluminium smelter [a]	36–40%
16	Brazil	Mineração Rio do Norte	An open-cut bauxite mine [a]	14.8%
17	Mozambique	Aluminium Mozambique	A joint venture where we operate the aluminium smelter (Mozal), located near Maputo	47.1%
18	South Africa	Aluminium South Africa	Hillside and Bayside aluminium smelters, located in Richards Bay	100%

Base Metals

Ref	Country	Asset	Description	Ownership
19	Australia	Cannington	Underground silver, lead and zinc mine, located in northwest Queensland	100%
20	Chile	Pampa Norte	Cerro Colorado and Spence open-cut mines producing copper cathode in the Atacama Desert, northern Chile	100%
21	Chile	Escondida	Comprises the world's largest copper mine, concentrators and solvent extraction plants and port operations	57.5%
22	Peru	Antamina	A joint venture open-cut copper and zinc mine, located in the Andes north-central Peru [a]	33.8%
23	US	Base Metals North America	Includes the Pinto Valley open-cut copper mine, located in Arizona	100%



25
48
49
66
12
23
64
65
13
9
28
16
15
22
20
21
47
50

BHP Billiton office locations

Ref	Country	Office Location	Business Area
40	Australia	Adelaide	Uranium Head Office Marketing Office
41	Australia	Brisbane	Metallurgical Coal Head Office Marketing Office Project Hub
42	Australia	Melbourne	Global Headquarters Marketing Office
43	Australia	Newcastle	Marketing Office
44	Australia	Perth	Iron Ore Head Office Stainless Steel Materials Head Office Marketing Office Minerals Exploration Office Project Hub
45	Australia	Sydney	Energy Coal Head Office
46	Belgium	Antwerp	Marketing Office
47	Brazil	Rio de Janeiro	Marketing Office
48	Canada	Saskatoon	Diamonds and Specialty Products Head Office
49	Canada	Toronto	Project Hub
50	Chile	Santiago	Base Metals Head Office Marketing Office Minerals Exploration Office Project Hub
51	China	Shanghai	Marketing Office
52	India	New Delhi	Marketing Office
53	Japan	Tokyo	Marketing Office
54	Malaysia	Kuala Lumpur	Global Shared Services Centre
55	Netherlands	The Hague	Marketing Office
56	Pakistan	Islamabad	Marketing Office
57	Russia	Moscow	Representative Office
58	Singapore	Singapore	Corporate Centre Marketing Head Office Minerals Exploration Head Office
59	South Africa	Johannesburg	Manganese Head Office Marketing Office Minerals Exploration Office
60	South Africa	Richards Bay	Marketing Office
61	South Korea	Seoul	Marketing Office
62	Switzerland	Baar	Marketing Office
63	UK	London	Aluminium Head Office Corporate Centre
64	US	Farmington	Marketing Office
65	US	Houston	Petroleum Head Office Marketing Office Project Hub
66	US	Pittsburgh	Marketing Office

Projects and exploration activities are not shown on this map.

Uranium (b)

Ref Country Asset Description Ownership

24 Australia Olympic Dam Large poly-metallic orebody and the world’s largest uranium deposit, producing copper, uranium, gold and silver 100%

Diamonds and Specialty Products

Ref Country Asset Description Ownership

25 Canada EKATI Diamond Mine Open-cut and underground diamond mines, located in the Northwest Territories of Canada 80%

26 South Africa Richards Bay Minerals Integrated titanium smelter and mineral sands mining operation (a) 37.8%

Stainless Steel Materials

Ref Country Asset Description Ownership

27 Australia Nickel West Mt Keith and Leinster nickel-sulphide mines, Kalgoorlie nickel smelter, Kambalda nickel concentrator and the Kwinana nickel refinery 100%

28 Colombia Cerro Matoso Integrated laterite ferronickel mining and smelting operation in northern Colombia 99.9%

Iron Ore

Ref Country Asset Description Ownership

29 Australia Western Australia Iron Ore Integrated iron ore mines (Area C, Jimblebar, Yandi, Newman and Yarrie), and rail and port operations in the Pilbara region of Western Australia 85–100%

30 Brazil Samarco Open-cut mine that produces iron ore pellets (a) 50%

Manganese

Ref Country Asset Description Ownership

31 Australia Manganese Australia Producer of manganese ore in the Northern Territory (GEMCO) and manganese alloys in Tasmania (TEMCO) 60%

32 South Africa Manganese South Africa Mamatwan open-cut and Wessels underground manganese mines and the Metalloys manganese alloy plant 44.4–60%

Metallurgical Coal

Ref Country Asset Description Ownership

33 Australia Illawarra Coal Underground coal mines (West Cliff, Dendrobium, Appin) in southern NSW, with access to rail and port facilities 100%

34 Australia BHP Billiton Mitsubishi Alliance Saraji, Goonyella Riverside, Peak Downs, Norwich Park, Gregory Crinum, Blackwater and Broadmeadow open-cut and underground mines in the Queensland Bowen Basin and Hay Point Coal Terminal 50%

35 Australia BHP Billiton Mitsui Coal South Walker Creek and Poitrel open-cut coal mines in the Queensland Bowen Basin 80%

Energy Coal

Ref Country Asset Description Ownership

36 Australia NSW Energy Coal Mt Arthur open-cut coal mine 100%

37 Colombia Cerrejón An open-cut coal mine, with integrated rail and port operations (a) 33.3%

38 South Africa Energy Coal South Africa Khutala, Middelburg, Klipspruit, Wolvekrans open-cut and underground mines and coal processing operations 50–100%

39 US New Mexico Coal Navajo open-cut and San Juan underground mines 100%

10

11

63

55

46

62

57

2

1

59

32

38

17

26

18

60

56

8

52

54

58

51

61

53

5

6

7

29

44

27

14

31

24

40

19

34

35

41

36

43

45

33

42

4

3

31

Offices

Petroleum

Aluminium

Base Metals

Diamonds and Specialty Products

Stainless Steel Materials

Iron Ore

Manganese

Metallurgical Coal

Energy Coal

Uranium

In this Summary Review

Our results at a glance

A snapshot of our results and five-year financial summary

See page 2

Chairman’s Review

An overview of the year by Jacques Nasser AO

See page 4

Chief Executive Officer’s Report

The year in review by Marius Kloppers

See page 7

Customer Sector Groups

An update from each of our businesses, providing a snapshot of BHP Billiton’s operational performance

See page 13

Finance and Marketing overview

An outline of the financial position from Alex Vanselow and an update on marketing by Alberto Calderon

See page 20

Performance updates of our operations

Key achievements in Ferrous and Coal by Marcus Randolph and highlights in Non-Ferrous by Andrew Mackenzie

See page 22

People and Safety

Karen Wood outlines our commitment to our people and safety

See page 24

Environment and Communities

The way we manage our responsibilities to the environment and communities in which we operate is explained by J Michael Yeager

See page 26

Board of Directors

The profiles of BHP Billiton’s Directors

See page 28

Group Management Committee

Profiles of the senior management team at BHP Billiton

See page 31

Corporate Governance Summary

A summary of BHP Billiton’s governance

See page 32

Remuneration Summary

Key policy principles and information about our remuneration

See page 34

Shareholder information

Key dates and information relevant to shareholders, including our dividend policy and payments

See page 36

Corporate Directory

A list of major BHP Billiton offices and share registries

See Inside Back Cover

This Summary Review is designed to provide you with an update on the operations and performance of BHP Billiton over the year ended 30 June 2011 in a concise and easy-to-read format. It is not a summary financial statement for the purposes of the UK Companies Act 2006.

This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2011 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements including, for example, fluctuations in commodity prices and currency exchange rates, and regulation relating to climate change. Past performance cannot be relied on as a guide to future performance.

Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

This Summary Review is not a substitute for the Annual Report 2011 and does not contain all the information needed to give as full an understanding of the Group’s performance, financial position and future prospects as is provided by the Annual Report 2011, which can be downloaded from the BHP Billiton website at www.bhpbilliton.com. Printed copies of the Annual Report 2011 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the Share Registrar.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia.

BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK.

Each of BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Australia.

A disciplined approach

A proven strategy

We are BHP Billiton, a leading global resources company.

Our purpose is to create long-term shareholder value

through the discovery, acquisition, development and

marketing of natural resources.

Angostura Gas Project

With first gas delivered in May 2011, the project will triple production at the Trinidad and Tobago business over the next year.

BHP BILLITON SUMMARY REVIEW 2011 | 1

Our results at a glance

- **Record financial results, including Underlying EBITDA up 51 per cent to US$37.1 billion, Underlying EBIT up 62 per cent to US$32.0 billion and attributable profit (excluding exceptional items) up 74 per cent to US$21.7 billion.**
- **Strong margins and returns illustrated by increase in Underlying EBIT margin to 47 per cent and Underlying return on capital to 39 per cent.**
- **Record production across four commodities and 10 operations.**
- **Record operating cash flow of US$30.1 billion and gearing of nine per cent confirms capacity to comfortably fund the Group's US$15.1 billion acquisition of Petrohawk Energy Corporation and extensive organic growth program.**
- **Completion of expanded US$10 billion capital management program highlights commitment to maintain an appropriate capital structure through all points of the economic cycle.**
- **Twenty-two per cent rebasing of final dividend for full year dividend payout of 101 US cents per share.**
- **Two fatalities occurred at controlled operations. The FY2011 total recordable injury frequency (TRIF) performance was 5.0 per million hours worked, a six per cent improvement on 5.3 per million hours worked in FY2010.**

Five-year Summary

US$ million	30 June 2011	30 June 2010	30 June 2009	30 June 2008	30 June 2007
Revenue	71,739	52,798	50,211	59,473	47,473
Underlying EBIT [a]	31,980	19,719	18,214	24,282	20,067
Attributable profit – excluding exceptional items	21,684	12,469	10,722	15,368	13,675
Attributable profit – including exceptional items	23,648	12,722	5,877	15,390	13,416
Net operating cash flow [b][c]	30,080	16,890	17,854	16,958	15,418
Basic EPS – excluding exceptional items (US cents per share)	393.5	224.1	192.7	274.9	233.9
Basic EPS – including exceptional items (US cents per share)	429.1	228.6	105.6	275.3	229.5
Dividend per share					
BHP Billiton Plc (US cents)	101.0	87.0	82.0	70.0	47.0
BHP Billiton Limited (US cents)	101.0	87.0	82.0	70.0	47.0
Underlying EBITDA Interest Coverage [a]	102.8	64.4	56.8	49.4	43.6
Gearing (per cent) [d]	9.2	6.3	12.1	17.8	25.0

[a] Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
[b] Net operating cash flow is after net interest and taxation.
[c] Following a change in financial reporting requirements, expenditures which do not result in a recognised asset are now classified as cash flows from operating activities. This has resulted in exploration cash flows which are not recognised as assets being reclassified from net investing cash flows to net operating cash flows for all comparative figures.
[d] Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

2 | BHP BILLITON SUMMARY REVIEW 2011

Underlying EBIT

US$32.0 billion

US$ million

35,000

30,000

25,000

20,000

15,000

10,000

5,000

0

2007 2008 2009 2010 2011

Attributable profit – excluding exceptional items

US$21.7 billion

US$ million

25,000

20,000

15,000

10,000

5,000

0

2007 2008 2009 2010 2011

Total return to shareholders

US$15.1 billion

US$ million

16,000

14,000

12,000

10,000

8,000

6,000

4,000

2,000

0

2007 2008 2009 2010 2011

Dividends paid

Share buy-backs

Dividends declared

US$5.5 billion

US$ million

6,000

5,000

4,000

3,000

2,000

1,000

0

2007 2008 2009 2010 2011

Market capitalisation at 30 June

US$233.9 billion

US$ million

250,000

200,000

150,000

100,000

50,000

0

2007 2008 2009 2010 2011

Community contributions at 30 June

US$195.5 million

US$ million

250

200

150

100

50

0

2007 2008 2009 2010 2011

Expenditure (less UK-based charitable company)

UK-based charitable company

Relative share price performance index – five year

300

BHP Billiton Ltd BHP Billiton Plc ASX 200 FTSE 100 S&P 500

250

200

150

100

50

0

30/6/06 30/6/07 30/6/08 30/6/09 30/6/10 30/6/11

BHP BILLITON SUMMARY REVIEW 2011 | 3

Chairman’s Review

Dear Shareholder

I am pleased to report that despite the challenges in the global economy, BHP Billiton performed well this past financial year.

Net attributable profit (excluding exceptional items) of US$21.7 billion was up 74 per cent, with net operating cash flows of US$30 billion and an underlying return on capital of 39 per cent. During the year, we invested about US$18 billion in growth and exploration activities and returned US$15 billion to shareholders in dividends and capital returns. More recently, we committed US$15 billion to acquire additional tier one shale assets.

There are several reasons underpinning these good results, but let me highlight two key factors.

The first is the strength of our diversified portfolio of tier one natural resources. For many years, we have implemented our strategy of investing in large, high-quality assets that deliver growth and superior margins throughout the economic cycle to create long-term shareholder value. Our performance reflects our asset quality, our strategy to maximise production and our commitment to take market prices for our products. This year we achieved production records in four commodities, including an eleventh consecutive record in iron ore.

The second factor is robust demand underpinned by the urbanisation and industrialisation of China and other developing countries on a scale that is lifting hundreds of millions of people out of poverty. Resources are fundamental for the economic growth of developing countries as they are needed for buildings, transport and infrastructure. Over the past decade these economies have contributed more to global growth than the developed world.

However, we recognise that in the short term, global imbalances and high levels of debt in Europe and the United States create uncertainty, making volatility and a protracted recovery likely. At the same time, we are positive on the longer-term outlook for the global economy as overall growth will continue to be driven by the developing countries. We believe that the Chinese Government has the appropriate policy settings to sustain its long-term ambitions for economic growth. This level of economic development will support demand and operating margins for low-cost diversified producers like BHP Billiton.

As a result of our overall performance and outlook, we completed a US$10 billion share buy-back and increased our dividend by 16 per cent to 101 US cents a share, or US$5.5 billion.

During the year your Board also approved eleven major growth projects with a total investment value of around US$13 billion in natural gas, iron ore, metallurgical and energy coal, copper and diamonds. Our organic growth program is expected to exceed US$80 billion over five years to 2015.

Investments in products like potash in Canada and recent acquisitions in the United States demonstrate our ability to meet our customers’ changing needs by continuing to build our diversified tier one resources portfolio, which generates options for long-term value creation.

Our US$4.8 billion acquisition of Chesapeake Energy’s Fayetteville assets, followed by our recent US$15 billion acquisition of Petrohawk Energy, provide us with a world-class on-shore shale gas and liquids resource in the US.

While the resources industry is critical for global economic development and growth, our commitment at the community level is just as significant. We create jobs, support local industry and invest capital in projects across communities and regions.

As part of our commitment, we contribute one per cent of our pre-tax profit, on a three-year rolling average, to community programs. This year, we allocated US$195.5 million to a wide range of community programs, some of which are detailed in our Sustainability Report.

We also pay taxes and royalties to governments. Last year our total tax and royalty expense (excluding the effects of exceptional items) was US$12.3 billion, and while we recognise it is appropriate for countries to periodically review tax law, we also believe any change should ensure the resources sector remains globally competitive. At the same time, the industry’s substantial and ongoing investment in jobs, skills, growth and development of new sectors of the economy should be recognised.

Your Board also recognises that we operate in an industry where the foundation for everything we do is our commitment to the health and safety of our people and sustainability of the environment and communities in which we work. We have a deep focus on both what we do and on how we do it. The safety and health of our employees, contractors and communities are values that will not be compromised. This year, we had two fatalities at our operations in South Africa; sadly, two fatalities too many. This is unacceptable and a tragedy for their families, friends and colleagues. On behalf of the Board, we extend our sincere sympathies.

It is important to outline some key changes to your Board. This year we announced the appointments of Baroness Shriti Vadera and Lindsay Maxsted who, together, bring deep expertise in finance, corporate restructuring, risk management, emerging markets and public policy. With regret, we also announced the retirement of Alan Boeckmann.

In summary, we face the future with some confidence. There continues to be robust demand for our products. Our tier one resource base is diverse, of high quality and not easy to duplicate. We have talented people at all levels and we have a solid balance sheet that gives us the flexibility to pursue high-return investment opportunities while rewarding shareholders.

On your behalf, I thank the BHP Billiton team, led by your Chief Executive, Marius Kloppers, for another year of strong performance. I also thank you, our shareholders, for your continued support.

Jacques Nasser AO

Chairman

4 | BHP BILLITON SUMMARY REVIEW 2011

Our performance reflects our asset quality, our strategy to maximise production and our commitment to take market prices for our products.

BHP BILLITON SUMMARY REVIEW 2011 | 5

As we grow, the creation of a simple, accountable and scalable organisation will ensure we remain capable of managing the larger footprint that will result over time.

6 | BHP BILLITON SUMMARY REVIEW 2011

Chief Executive Officer’s Report

I am very pleased to report that in FY2011 BHP Billiton produced a record set of financial results and completed a significant capital management program while maintaining a strong balance sheet, allowing us to continue to grow and invest in our business.

This record result and sustained growth was achieved against the backdrop of a volatile global economy and a tightening of the regulatory environment worldwide. The strong performance was also delivered despite a number of unexpected operational challenges during the year, such as the severe wet weather that affected our Queensland metallurgical coal operations and the drilling moratorium imposed in the Gulf of Mexico, and capital cost pressure on some of our large-scale projects.

Tragically, we lost two of our colleagues to workplace accidents in FY2011. Every fatality has a lasting impact on family, friends and colleagues and we will never be truly successful unless we eliminate all risk of injury from our business. Safety is not an aspiration, it is something we need to live and breathe every day we are at work. Reducing the risks in our business requires strong, accountable leadership with a focus on identifying and managing hazards.

While the recovery of commodity prices and the global economy was a major factor in our excellent financial position, it is the commitment to our tier one strategy that has not only allowed BHP Billiton to continue to outperform today, but will entrench strong relative performance through all parts of the economic cycle.

Our consistent strategy of investing in large, long-life, low-cost, expandable assets, diversified by commodity, market and operating geography has left us in a position to continue to deliver value to our shareholders.

In our minerals businesses, we are particularly focused on our expandable resources basins – Western Australia Iron Ore, Queensland coal and Olympic Dam copper/uranium in Australia, potash in Saskatchewan Canada and Escondida copper in Chile – where large potential mineralisation can create significant options for growth. During the year, BHP Billiton outlined plans to invest in excess of US$80 billion in the next five years on these key resource hubs, which includes more than US$12.9 billion in project approvals in the last financial year.

In addition, BHP Billiton made an entry into the United States shale gas business with our acquisition of Chesapeake Energy Corporation’s interest in the Fayetteville Shale, US, a world-class onshore natural gas resource. We followed this with our acquisition of Petrohawk Energy Corporation’s natural gas and liquid rich shale asset.

The past year also saw the industry take a big step forward in its approach to bulk commodity pricing. We have for a long time held the view that the most open and transparent way to discover the price for our products is through simple supply and demand economics. We are seeing this evolution across our business and now have higher volumes of our commodities sold on shorter-term reference pricing. For those businesses that in the past had to negotiate long-term prices each year, such as iron ore and metallurgical coal, this is a fundamental and positive shift to a new model that we believe is beneficial to both customers and producers, providing a clearer signal of the supply and demand picture.

As we grow, the creation of a simple, accountable and scalable organisation will ensure we remain capable of managing the larger footprint that will result over time. To this end, through the BHP Billiton Operating Model, we have set up the organisation to be more scalable, more functionally specialised and in a position to deploy capital easily when required. By having a simple structure, we can organise work more effectively and let our people focus on doing what is important.

We must earn the right to grow our business by growing safely, through operating discipline and strong leadership. As an organisation, we are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

I would like to take the opportunity to pass on my thanks to all those who deal with BHP Billiton. And, I would especially like to thank our employees and contractors whose commitment and work have contributed so much to the success of this Company.

Marius Kloppers

Chief Executive Officer

BHP BILLITON SUMMARY REVIEW 2011 | 7

Health and safety are our priority

Keeping our people safe and healthy is important to us. Reducing the risks in our business requires strong, accountable leadership with a focus on identifying the hazards and putting in place controls that limit risks to an individual’s health and safety.

8 | BHP BILLITON SUMMARY REVIEW 2011

Richards Bay – South Africa

BHP Billiton’s Aluminium CSG delivers value at all three stages of the aluminium value chain: mining bauxite, refining bauxite into alumina and smelting alumina into aluminium metal. Two of our four smelters – Hillside and Bayside – are located at Richards Bay, South Africa.

BHP BILLITON SUMMARY REVIEW 2011 | 9

Respect and integrity are fundamental values at BHP Billiton. Success is when our communities, customers and suppliers value their relationship with us. Our community development programs focus on improving quality of life for people in our host communities.

Community Investment Expenditure by Geographic Region*

Australasia 57%

South America 35%

Africa 6%

North America 2%

Asia <1%

Europe <1%

* Excludes expenditure from foundations and trusts.

10 | BHP BILLITON SUMMARY REVIEW 2011

Sharing opportunities with our communities

The Minera Escondida Foundation School in Antofagasta, Chile

Minera Escondida Foundation’s Scholastic Improvement Program improves the quality of education in poorer neighbourhoods around Antofagasta, Chile. Since 2005, a social investment of US$4 million has benefited 20 municipal schools and approximately 9,000 students. Chilean Education Ministry results show that the Minera Escondida Foundation School achieved a 13 per cent improvement in average student scores from 2009 to 2010.

BHP BILLITON SUMMARY REVIEW 2011 | 11

The right resources to grow

Our businesses are delivering on the strategy

We are investing in our tier one businesses through multiple projects to deliver steady production growth. Our iron ore business, with operations in Australia and Brazil, is in a phase of significant growth. Western Australia Iron Ore (WAIO) now has an integrated mine system, two ports and more than 1,000 kilometres of rail.

12 | BHP BILLITON SUMMARY REVIEW 2011

Petroleum

Petroleum delivered 159.4 million barrels of oil equivalent (mmboe) in FY2011 – its fourth consecutive increase in annual production. Our recently completed acquisitions in the US will further support production growth.

J Michael Yeager

Chief Executive, Petroleum

The successful integration of the Fayetteville Shale assets (US), the start-up of the Angostura Gas project (Trinidad and Tobago) on schedule and strong underlying performance from existing assets delivered 159.4 mmboe for FY2011 – the fourth consecutive increase in annual petroleum production. BHP Billiton brought the first new deepwater well into production (at our operated Shenzi field) since the Gulf of Mexico (US) moratorium was enacted in May 2010.

Underlying EBIT of US$6.3 billion represented a 38 per cent increase when compared with FY2010. Higher prices were a major contributor to the rise in Underlying EBIT. Operating capability was underscored by the success of Pyrenees (Australia), although natural field decline worldwide was further impacted by the deferral of new high-volume wells in the Gulf of Mexico.

From a longer-term perspective, the growth potential of the Petroleum business has been significantly enhanced by the acquisition of onshore US shale gas resources, while organic growth projects, such as the Macedon gas project (Australia), continue to move through the execution phase.

US$ million

Revenue 10,737

Underlying EBIT 6,330

Capital expenditure 1,984

Net operating assets 14,145

Record annual production of

159.4 mmboe

Aluminium

The US$3 billion Worsley Efficiency and Growth Project will confirm Worsley as one of the world’s leading alumina refineries, an important part of Aluminium’s integrated high-quality mining, refining and smelting business.

Jon Dudas

President, Aluminium

The ongoing ramp-up of the Alumar refinery (Brazil) contributed to a seven per cent increase in total alumina production for FY2011. Metal production remained largely unchanged, with all operations running at or close to capacity.

Underlying EBIT was US$266 million, a decrease of 34 per cent when compared with FY2010. Higher prices and premiums for aluminium had a favourable impact on Underlying EBIT, but this was largely offset by increased costs associated with devaluation of the US dollar, inflation and rising raw material and energy costs. The average realised aluminium price increased by 19 per cent to US$2,515 per tonne, while the average realised alumina price rose 21 per cent to US$342 per tonne.

The US$3 billion (BHP Billiton share) Worsley Efficiency and Growth Project (Australia) will confirm Worsley as one of the world’s leading alumina refineries. The investment will raise refinery capacity by 1.1 million tonnes per annum (mtpa) to 4.6 mtpa (100 per cent basis), and first production is now scheduled for the first quarter of CY2012.

US$ million

Revenue 5,221

Underlying EBIT 266

Capital expenditure 1,329

Net operating assets 7,996

Expanding alumina refinery capacity by

1.1 mtpa

BHP BILLITON SUMMARY REVIEW 2011 | 13

Base Metals

Strong operational performance combined with higher average realised prices for all of our core Base Metal products drove a 47 per cent increase in Underlying EBIT for FY2011.

Peter Beaven

President, Base Metals

Copper production increased during FY2011 as Olympic Dam (Australia) reported annual material mined and milling records. Strong operating performance was reported at Pampa Norte (Chile) and Antamina (Peru), where record annual milling rates mitigated the impact of lower grades. Total copper cathode production represented another record for the period.

Underlying EBIT for FY2011 increased 47 per cent to US$6.8 billion. Higher average realised prices for all of our core products favourably impacted Underlying EBIT. This was only partly offset by higher energy, fuel and contractor costs, the devalued US dollar and inflation.

With its large, tier one resource position, Base Metals has numerous options for growth. In that context, the US$435 million (BHP Billiton share) Antamina expansion project remains on schedule, while a combined investment of US$492 million (BHP Billiton share) was approved for the Escondida Ore Access and Laguna Seca Debottlenecking projects (Chile).

US$ million

Revenue 14,152

Underlying EBIT 6,790

Capital expenditure 1,404

Net operating assets 12,855

An increase of

US$2.2 billion

in Underlying EBIT

Uranium

During the year, Olympic Dam achieved record ore hoisting and milling rates, and the Olympic Dam Project (ODP1) progressed into feasibility study stage.

Dean Dalla Valle

President, Uranium

Olympic Dam (Australia) achieved record ore hoisting and milling rates, and record gold and silver production, following the successful repair of the Clark Shaft. Uranium production increased substantially to 4,045 tonnes in FY2011. A significant improvement in both underground and aboveground performance and reliability has been achieved following last year’s outage.

In March 2011, BHP Billiton announced progression of the first phase of the Olympic Dam Project (ODP1) to develop an open-pit mine into feasibility. This was followed by the release in May 2011 of the final Supplementary Environmental Impact Statement. The proposed investment aims to develop a new open pit copper mine, with associated gold and uranium by-products, alongside its existing underground operation. The proposed expansion remains subject to final government approvals and approval by the BHP Billiton Board.

In addition, BHP Billiton remains committed to the Yeelirrie uranium project in Western Australia as the Company looks to optimise the configuration of the proposed operation while progressing through the regulatory processes.

Uranium’s financial results are included in the results for the Base Metals Customer Sector Group.

Uranium production increased to

4,045 tonnes

14 | BHP BILLITON SUMMARY REVIEW 2011

Diamonds and Specialty Products

Strong diamond demand and higher titanium prices drove an increase in Underlying EBIT for Diamonds and Specialty Products in FY2011. During the period, the Jansen Potash Project progressed into feasibility study stage.

Tim Cutt

President, Diamonds and Specialty Products

EKATI (Canada) diamond production decreased by 18 per cent in FY2011. BHP Billiton expects lower average ore grades to impact EKATI production in the medium term, consistent with the mine plan.

Underlying EBIT for Diamonds and Specialty Products increased by 21 per cent to US$587 million. Strong demand and a shortage of rough diamonds combined with higher titanium prices contributed to the higher Underlying EBIT. BHP Billiton continues to accelerate its potash exploration program in Saskatchewan (Canada), with a significant increase in activity planned at the Melville prospect in FY2012.

BHP Billiton’s goal of becoming a significant producer in the potash market took another important step forward in FY2011. The approval of a further US$488 million of pre-commitment funding during the Jansen Potash Project feasibility study phase will fund site preparation, the procurement of long lead time items and the sinking of the first 350 metres of the production and service shafts.

US$ million

Revenue 1,517

Underlying EBIT 587

Capital expenditure 319

Net operating assets 2,169

Annual production of

2.5 million carats

Stainless Steel Materials

Our wholly owned Nickel West mines performed strongly throughout the year and supported record matte production at the Nickel West Kalgoorlie smelter.

Glenn Kellow

President, Stainless Steel Materials

The Nickel West Kalgoorlie smelter (Australia) achieved record matte production in FY2011, while Cerro Matoso (Colombia) successfully progressed its planned furnace replacement into the commissioning phase.

Underlying EBIT decreased by 12 per cent to US$588 million for FY2011 as a weaker US dollar impacted both operating costs and year-end balance sheet revaluations. The planned loss of production at Cerro Matoso and the absence of stockpiled concentrate sales at Nickel West that benefited FY2010 decreased Underlying EBIT, as well as the provision related to Colombian net worth tax and additional royalty charges. In contrast, a 24 per cent rise in the London Metal Exchange (LME) nickel price for the period increased Underlying EBIT.

In FY2011, the Cerro Matoso Heap Leach project progressed into feasibility. The Nickel West Talc redesign project remains on schedule for expected commissioning in FY2012.

US$ million

Revenue 3,861

Underlying EBIT 588

Capital expenditure 651

Net operating assets 3,333

Average LME nickel price increased by

24%

BHP BILLITON SUMMARY REVIEW 2011 | 15

Ian Ashby

President, Iron Ore

Iron Ore

Record production and higher prices drove a 122 per cent increase in Underlying EBIT. Significant investment approvals during FY2011 shows our commitment to accelerate development at our tier one, low cost and expandable iron ore operations.

Investing through all phases of the economic cycle delivered an eleventh consecutive annual production record in iron ore. Western Australia Iron Ore (WAIO) shipments rose to a record annualised rate of 155 million tonnes per annum (100 per cent basis) in the June 2011 quarter, confirming the successful ramp-up of recently expanded capacity.

Underlying EBIT increased by 122 per cent to US$13.3 billion for FY2011 driven by record production and a significant increase in average realised iron ore prices following the transition to shorter-term, landed, market-based pricing.

The investment approval for projects totalling US$8.4 billion (BHP Billiton share) in FY2011 highlighted our commitment to accelerate the development of our tier one iron ore operations. In addition, WAIO released its Public Environmental Review (PER)/Draft Environmental Impact Statement seeking approvals for the Outer Harbour development at Port Hedland.

US$ million

Revenue 20,412

Underlying EBIT 13,328

Capital expenditure 3,627

Net operating assets 13,933

WAIO shipments rose to an annualised rate of

155 mtpa

in the June 2011 quarter

Tom Schutte

President, Manganese

Record annual ore production and sales reflected a full year contribution from the GEMCO phase 1 expansion project in Australia. Record annual sales were also achieved for manganese alloy as the business intensified its volume maximising strategy. Underlying EBIT remained largely unchanged at US$697 million as stronger volumes and prices were offset by higher costs. Average realised ore and alloy prices increased by nine per cent and seven per cent respectively during FY2011.

After the successful commissioning of the GEMCO phase 1 project, GEMCO’s partners have approved the next phase of expansion that will confirm its status as the world’s largest and lowest cost producer of manganese ore. The US$167 million (BHP Billiton share) GEMCO phase 2 project will increase beneficiated product capacity from 4.2 to 4.8 million tonnes per annum (mtpa). In addition, road and port capacity will increase to 5.9 mtpa, creating 1.1 mtpa of latent capacity for future expansion.

Manganese

Manganese revenue rose 13 per cent in FY2011, driven by higher sales and prices. Following the successful GEMCO phase 1 project, further expansion has been approved by the asset partners.

US$ million

Revenue 2,423

Underlying EBIT 697

Capital expenditure 276

Net operating assets 1,390

Manganese alloy production up

29%

16 | BHP BILLITON SUMMARY REVIEW 2011

Hubie Van Dalsen

President, Metallurgical Coal

An unrelenting focus on recovery efforts enabled our Queensland (Australia) coal business to deliver a substantial improvement in production in the June 2011 quarter. However, the wet weather that persisted for much of FY2011 resulted in a 13 per cent decline in total metallurgical coal production for the year.

Underlying EBIT was US$2.7 billion, a 30 per cent increase from FY2010. The rise was mainly attributable to the improvement in average realised prices for both hard and weak coking coal over the period.

In March 2011, BHP Billiton approved three major metallurgical coal projects in the Bowen Basin (Australia). The projects are expected to add 4.9 million tonnes of annual capacity (100 per cent) through development of the Daunia operation and a new mining area at Broadmeadow. In addition, 11 million tonnes of annual port capacity (100 per cent) will be developed at the Hay Point Coal Terminal (Australia). The US$2.5 billion (BHP Billiton share) investment sets the foundations for strong and sustainable metallurgical coal production growth to meet the growing needs of our customers.

Metallurgical Coal

Higher prices for coking coal more than offset lower production following wet weather disruptions in Queensland. Three major projects were approved during the year, which will boost capacity in the Bowen Basin.

US$ million

Revenue 7,573

Underlying EBIT 2,670

Capital expenditure 1,172

Net operating assets 4,643

Approval for three metallurgical coal projects to lift capacity by

4.9 mtpa

Jimmy Wilson

President, Energy Coal

Annual production and sales records for New South Wales Energy Coal (Australia) followed the successful commissioning and ramp-up of the MAC20 Project, while strong performance at South Africa Coal delivered a 13 per cent increase in annual production. Underlying EBIT increased by 55 per cent to US$1.1 billion in FY2011. The 31 per cent rise in average realised prices reflected a higher proportion of export sales as BHP Billiton continued to optimise its product mix in response to evolving market demand.

The MAC20 Project was successfully completed ahead of schedule during FY2011. The Company’s confidence in the outlook for demand in the Asia Pacific Basin was subsequently illustrated by the approval of the US$400 million New South Wales Energy Coal RX1 Project, which is designed to get product to market quickly, ahead of further coal preparation plant expansions. Further expansion of our world-class Cerrejón Coal operation in Colombia to 40 million tonnes per annum (100 per cent basis) was approved by the partners in August 2011 and underpins the strong growth outlook for the Energy Coal business.

Energy Coal

Higher export sales volumes and increased prices contributed to a 55 per cent increase in Underlying EBIT in FY2011. The New South Wales Energy Coal MAC20 Project was successfully completed ahead of schedule.

US$ million

Revenue 5,507

Underlying EBIT 1,129

Capital expenditure 754

Net operating assets 3,790

Export sales volumes increased by

20%

BHP BILLITON SUMMARY REVIEW 2011 | 17

Our exceptional people resourcing the future

A strategy built on diversification of commodity, geography and market depends on a workforce that is also diversified. We are striving to achieve diversity, in all forms, at all levels of our organisation.

Employees by Geographic Region

Australasia 40% Africa 25% South America 24% North America 8% Asia 2% Europe 1%

18 | BHP BILLITON SUMMARY REVIEW 2011

Blackwater – BMA – Australia

Part of our Metallurgical Coal CSG, BHP Billiton Mitsubishi Alliance (BMA) is the world’s largest supplier of seaborne metallurgical coal – a key input in the production of steel. BMA operates seven mines in Queensland’s Bowen Basin and the Hay Point Coal Terminal and is poised to meet demand for its product through a series of growth projects.

BHP BILLITON SUMMARY REVIEW 2011 | 19

An ongoing commitment to invest through all points of the economic cycle delivered record annual production across four commodities and 10 operations.

Alex Vanselow Group Executive and Chief Financial Officer

Head office – Melbourne

Our head office in Melbourne, Australia, is home for most Group Functions, which maintain BHP Billiton’s high standards of governance and other activities necessary for maintaining the effectiveness of the Group.

BHP Billiton’s strategic focus on large, low-cost and expandable assets has once again delivered record financial performance and returns. Underlying EBITDA and attributable profit (excluding exceptional items) increased by 51 per cent and 74 per cent respectively, while Underlying return on capital, excluding investment associated with projects not yet in production, increased to 50 per cent.

An ongoing commitment to invest through all points of the economic cycle delivered record annual production across four commodities and 10 operations. Our decision to invest in our Western Australia Iron Ore business during the depths of the global financial crisis facilitated an eleventh consecutive annual increase in iron ore production, as prices continued to test new highs. Three major projects delivered first production in FY2011, including the New South Wales Energy Coal MAC20 Project (Australia), which was completed ahead of schedule. Robust demand, industry-wide cost pressures and persistent supply-side constraints continued to support the fundamentals for the majority of BHP Billiton’s core commodities. However, BHP Billiton has regularly highlighted its belief that costs tend to lag the commodity price cycle and the current environment of tight labour and raw material markets is presenting a challenge for all operators. BHP Billiton is not immune from that trend.

Record operating cash flow of US$30.1 billion continues to create substantial flexibility for the Group, and confidence in the outlook for our core commodity markets has enabled our Board to declare a 22 per cent increase in the final dividend. The rebasing of the full year payout is consistent with the Group’s commitment to its progressive dividend policy. In addition, BHP Billiton closed the acquisition of Chesapeake Energy Corporation’s Fayetteville Shale assets for US$4.8 billion. Underlying gearing was at nine per cent at the end of FY2011. Completion of our expanded US$10 billion capital management program, six months ahead of schedule, highlights the Group’s commitment to maintain an appropriate capital structure, through all points of the economic cycle. Since 2004, BHP Billiton has repurchased a cumulative US$22.6 billion of Limited and Plc shares, representing 15 per cent of then issued capital.

20 | BHP BILLITON SUMMARY REVIEW 2011

Marketing sells and moves to market the Group’s products, manages credit and price risk associated with the revenue line and defines our view of long-term market fundamentals. Marketing also purchases our major input raw materials.

Alberto Calderon Group Executive and Chief Commercial Officer

Marketing office – Singapore

Marketing is focused on supporting our assets in their drive to operate at full capacity. Our centralised offices are closely aligned to our businesses and to our regional offices located near customers. Marketing professionals interact with customers and suppliers, often on a daily basis.

Our marketing organisation seeks to respond to our customers’ needs and support our operating assets. We are organised in a way that allows us to translate our global cross-commodity portfolio into meaningful market insight and more effectively manage our supply chain and global market risk positions. Marketing is designed around trading and marketing units, which are aligned with the Group’s Customer Sector Groups, and our activities and people are centralised in strategic commercial centres around the world – in Singapore, The Hague in the Netherlands and Antwerp in Belgium. These marketing hubs incorporate the functions required to manage product distribution, marketing and risk management, from finished goods to final customer delivery. In addition to our central hub marketing teams, we have people located in regional offices close to our customers, ensuring we are able to meet their needs and understand the markets that underpin our business.

Our market insight is strengthened by the multi-commodity nature of our business, our proximity to our customers and the easy flow of information in our centralised marketing structure. Not only does this allow us to form a more robust view of long-term market fundamentals, but it also positions us to respond quickly to changes in the marketplace as they arise. Following the tragic events that unfolded with the Japanese earthquake earlier this year, we were able to work closely with our affected customers to re-route shipments in difficult circumstances and continue to move all of our production to market ..

This year the Marketing team made further progress towards shorter-term pricing periods more closely aligned with the market at the time of delivery, with tangible improvements seen across a range of commodities. This maturing of our markets ultimately supports our Group objective of owning low-cost, long-life assets, and operating them at full capacity through the cycle.

BHP BILLITON SUMMARY REVIEW 2011 | 21

Large, high-quality resource basins mean we can expand our mines, rail and ports throughout the cycle.

Marcus Randolph Group Executive and Chief Executive Ferrous and Coal

Hotazel – South Africa

Manganese is a vital component of steel and BHP Billiton’s Manganese CSG is a leading supplier of manganese ore and a producer of manganese alloy. Our Hotazel mine produces high-grade manganese ore for both direct export and for alloy production at the Metalloys plant in South Africa. Our Manganese CSG also has a mine and an alloy plant in Australia.

Our strategy is to locate our operations in large, high-quality resource basins with embedded expansion options and then grow them through a series of expansions.

The cost of establishing a new mining, rail and port operation is high, but subsequent development is much less expensive. Through discrete expansions of mines, ports, rail and other services in these large resource basins we can increase our output of product efficiently and as required.

Our iron ore and metallurgical coal businesses, which provide raw product to Asia’s rapidly growing steel industry, illustrate this strategy well.

Our iron ore business in Western Australia has delivered steady production growth over the past 11 years, in part reflecting the benefits of being able to invest through all phases of the economic cycle. We are now developing the Jimblebar mine and rail facilities and expanding the port, rail and blending facilities at Port Hedland.

At our metallurgical coal business in Queensland’s Bowen Basin (Australia), our growth projects involve new mining operations, expansions of existing mines, new coal handling and preparation plants and further development of our Hay Point Coal Terminal. As part of the Hay Point expansion, the main jetty will be rebuilt to increase its ability to withstand high seas and winds associated with storm events. A third berth with a trestle and conveyor will be added to the terminal.

In keeping with our strategy of organic growth, our New South Wales Energy Coal (Australia) business completed one project expanding production and immediately embarked on another in FY2011.

Our ongoing commitment to investing through the cycle has delivered steady production growth. In FY2011, we had record production from Samarco (Brazil) and from our Manganese ore and alloy businesses in Australia and South Africa. While significant rain and flooding in Queensland impacted production and sales at our metallurgical coal business, New South Wales Energy Coal achieved record production, assisted in part by the ongoing ramp-up of its associated port facilities.

22 | BHP BILLITON SUMMARY REVIEW 2011

Our greenfield and brownfield exploration continues to identify and increase our inventory of mineral resources, providing us with multiple growth opportunities to optimise our tier one assets.

Andrew Mackenzie Group Executive and Chief Executive Non-Ferrous

Escondida – Chile

Part of BHP Billiton’s Base Metals CSG, Escondida mine is located 170 kilometres southeast of the city of Antofagasta in northern Chile, at 3,100 metres above sea level. In March 2011, BHP Billiton announced approval for the Escondida Ore Access project, the first of a number of development options that will underline Escondida’s status as the world’s premier copper operation.

Our objective is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. We do this by securing and managing large mineral resource basins where the viability of multiple expansion options are more attractive than investing in isolated deposits. Our greenfield discovery efforts through Minerals Exploration applies a standardised approach to identifying and securing giant potash, copper, nickel, manganese, uranium and diamond deposits, while evaluation of mineral inventory in our operating brownfield basins implies long operating lives at current rates for Olympic Dam (Australia) and Escondida (Chile).

In FY2011, development activity in our deep diversified growth pipeline progressed with projects at Olympic Dam, Jansen potash, Cerro Matoso (Colombia) and three at Escondida advancing to feasibility. Another Escondida project and one at EKATI (Canada) advanced to execution.

Our ability to engineer and construct world-class assets is enhanced by the establishment of hubs, including the Santiago and Toronto hubs, which access tier one Engineering, Procurement and Construction Management (EPCM) capability and resources, using standardised processes across our project portfolio.

In support of planned production growth, we submitted the Environmental Impact Statement for Jansen and the Supplementary Environmental Impact Statement for Olympic Dam to the relevant regulatory authorities. The Saskatchewan Ministry of Environment has now approved the Jansen project. Olympic Dam recovered strongly following the Clark Shaft repair, with record milled production and uranium sales volumes re-established to our customers. Grade declines reduced the production of diamonds, copper concentrate and zinc concentrate, while nickel metal production was reduced during the planned rebuild of a furnace at Cerro Matoso, which was completed during FY2011. Titanium products and copper cathode volumes increased from FY2010 as did alumina production following production ramp-up at Alumar (Brazil). Aluminium and lead concentrate production remained broadly in line with the previous financial year.

There was a small decrease in the frequency of recordable injuries from the previous year, while greenhouse gas emissions were reduced largely from our Mozal (Mozambique) smelter converting to low-carbon electricity supply. Our CSG leadership teams continue to verify the way we control the catastrophic risks within our assets with strong, accountable leadership.

BHP BILLITON SUMMARY REVIEW 2011 | 23

Nothing is more important to our success than the attraction and retention of talented and motivated people who work in ways consistent with our values.

Karen Wood Group Executive and Chief People and Public Affairs Officer

Olympic Dam – Australia

Olympic Dam is the world’s largest uranium deposit and fourth largest copper deposit. At Olympic Dam, we mine, process, smelt and refine the ore to final products. In FY2011, BHP Billiton released the Supplementary Environmental Impact Statement for the expansion of Olympic Dam – a significant step towards establishing the asset as one of the world’s premier mining operations.

Our Charter, supported by the Code of Business Conduct, embodies our values and sets out what we do, how we are expected to work and how we measure our success.

Safety

The ability of BHP Billiton to deliver safe growth across multiple large projects, at a time when we are competing to recruit and retain experienced personnel, will be a reflection of our commitment to a safe and healthy workplace.

We had an average of 40,757 employees and 64,548 contractors across our global operations in FY2011, and we believe the safety and health of our people is core to every aspect of our business. We have systems and processes in place to ensure our colleagues return home safe and well at the end of each day, and in support of this we apply uniform standards for safety outcomes at all our controlled operations. In the last four years, our total recordable injury frequency (TRIF) has improved 32 per cent to 5.0 per million hours worked in FY2011 from 7.4 in FY2007 (our target base year). However, we require a substantial improvement in the next 12 months to meet our five-year TRIF target of 3.7 in FY2012.

On behalf of the BHP Billiton community, I extend our sympathies to the families and friends of our two colleagues who lost their lives at work in November 2010 and February 2011.

In FY2012, we are placing increased emphasis on the verification of critical controls for our material safety risks, and we remain committed to the belief BHP Billiton can be a business with no fatalities, serious injuries or occupational illness.

Attracting and retaining our people

To succeed, we must attract and retain the best people. In doing so, we aim to develop our people in ways that allow us to fill our leadership roles from inside the Company. We value functional excellence in all parts of our business and foster and reward high performance.

The shortage of skilled people to deliver our base business and meet the growth pipeline we have identified is a considerable challenge for our business. We have particular concerns in regions where we have high levels of capital investment, including Australia and Chile. Each Customer Sector Group (CSG) is responsible for addressing these shortages, but we continue to see this as a threat to our growth.

24 | BHP BILLITON SUMMARY REVIEW 2011

Spence – Chile

BHP Billiton’s Base Metals CSG provides base metals concentrates to custom smelters and copper cathodes to rod and brass mills and casting plants. Spence is an open-pit copper mine, located in the Atacama Desert in northern Chile. It commenced operations in 2006 with the latest technologies available, contributing to the aim of the CSG to be the pre-eminent supplier of base metals globally.

We recognise the strength that comes from a diverse workforce and have intensified our efforts to foster diversity of gender, age and nationality.

In FY2010, BHP Billiton’s Group Management Committee (GMC) required CSGs, Minerals Exploration, Marketing and Group Functions to develop plans to address identified shortcomings in their diversity profiles. These plans, completed in FY2011, contain strategies, including designated targets, to improve the extent to which the employee profile reflects the communities in which we work. Execution against these plans will be monitored as part of the annual performance assessment for each group. Performance will be one of the factors that will impact bonus remuneration.

A key aspect of each plan is the recognition that we need to improve the gender balance of our workforce. Our efforts will include setting targets for our graduate program. We remain committed to increasing female participation in The Accelerated Leadership Program to 40 per cent by the end of FY2012. We also undertook a review of pay of our senior management population* and are satisfied that our remuneration was based on skill, experience and size of role and did not reflect any unconscious bias as a result of gender.

*Senior management consists of organisational levels C and D.

Each year, BHP Billiton employs approximately 400 graduates from various disciplines through our ‘Foundations for Graduates Program’. The two-year program, which is supported by business schools in Australia, Chile and South Africa, transitions graduates to the work environment by providing a range of experience across teams, businesses and geographic regions.

In all our efforts, we aim to build pride and loyalty in our workforce and ensure that our work is done in a way that is consistent with Our Charter values.

BHP BILLITON SUMMARY REVIEW 2011 | 25

As a leading global resources company, operating sustainably and responsibly underpins everything we do. We are proud of our contribution to our host communities and the broader societies of which we are part.

J Michael Yeager Group Executive and Chief Executive Petroleum

IndoMet Coal Project – Indonesia

In Kalimantan, the IndoMet Coal Project holds metallurgical and energy coal deposits, which are 75 per cent owned by BHP Billiton. Our partner, Adaro Energy, shares our commitment to protecting the region’s outstanding biodiversity.

With operations across the globe, BHP Billiton interacts with a range of stakeholders representing our host communities, regions and nations. We are committed to engage openly and transparently to understand our impacts, improve the quality of life and to enhance our licence to operate.

Our businesses are involved in diversified resources in different regions, so they face a range of opportunities and challenges. Sustainability and integrity are important values and for us this means making commitments and delivering on those commitments.

Managing our use of resources

As a global producer, exporter and consumer of energy, our challenge is to meet demand for our resources from around the globe and reduce our impact on the environment. We have measures in place to reduce greenhouse gas (GHG) emissions and improve energy management across our operations. Since FY2006, we have achieved an 18 per cent improvement in greenhouse gas emissions intensity, exceeding our public target of a six per cent intensity improvement by FY2012.

We work to improve our use and management of natural resources across our operations. Water is an essential resource for our operations and for our local communities, and we have focused efforts on water planning, improving operational performance through effective water management, identifying conservation opportunities and promoting industry initiatives. Our management of land and biodiversity starts at the planning stage and continues through the life of the operation to closure.

As a global organisation, we seek to understand the risks and opportunities around climate change and how these affect our operations. We take an active role in climate change policy development in the key regions where we operate and market our products. We have developed six principles that outline what we believe climate change policies should deliver to best tackle carbon emissions reduction (see Sustainability Report 2011 page 42).

Resourcing the future

BHP Billiton is making a significant investment in natural gas, with the acquisition of onshore shale gas resources. Natural gas is a clean and efficient source of electric power generation and a low-carbon intensity fossil fuel. Our investment in potash in Saskatchewan, Canada, also continues to expand and will be an important source of agricultural grade potash to support food production for a growing world population.

26 | BHP BILLITON SUMMARY REVIEW 2011

Newman – Western Australia

Martumuli artists, such as Amy French, pictured, from the Western Desert in Western Australia, use their paintings to pass on the heritage and traditions of the Martu people and to provide a voice in the wider community. BHP Billiton Western Australia Iron Ore has recently extended its partnership with Martumuli for a further five years to continue to build their organisational capacity.

Contribution to society

Our social commitment is extensive in the communities and countries in which we operate. We listen to people’s aspirations and concerns, respect their rights and work with them to implement community projects that deliver lasting benefits and improve our licence to operate.

We contribute taxes and royalties to national and regional governments that in turn have the responsibility to provide infrastructure and services to communities. In line with our commitment to transparency, we publish the most significant taxes and royalties in our Sustainability Report 2011.

We run highly technical and mechanised operations and we are committed to training and developing people from our host communities for employment opportunities. We make a broader contribution through indirect employment by building the capacity of local businesses to provide a diverse range of services and products to us.

As part of our community commitment, we contribute one per cent of our pre-tax profit, on a three-year rolling average, to community programs. In FY2011, this totalled US$195.5 million, including a US$30 million payment to our UK charitable company, BHP Billiton Sustainable Communities.

Our sustainability efforts are supported strongly by our people, who contribute their own time and expertise to the community. In turn, we support their efforts through our global Matched Giving Program, which gives a proportion of the Group’s social investment to organisations chosen by our employees. During FY2011, we contributed US$5.8 million to these organisations by matching employee donations, fundraising and volunteering.

Our annual Health, Safety, Environment and Community (HSEC) Awards provide us with another way of recognising the contribution made by our employees to the care of their fellow employees, the community and the environment.

BHP BILLITON SUMMARY REVIEW 2011 | 27

Board of Directors

Jacques Nasser Marius Kloppers Malcolm Broomhead John Buchanan

Jacques Nasser

AO, BBus, Hon DT, 63

Chairman and independent Non-executive Director

Chairman of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc from 31 March 2010.

Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses and a decade of private equity investment and operating expertise. He is currently a Non-executive Director of British Sky Broadcasting Group plc and a Non-executive advisory partner of One Equity Partners ‘JPMorgan Chase & Co’s Private Equity Business’. He is also a member of the International Advisory Council of Allianz Aktiengesellschaft.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 49

Chief Executive Officer and Executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and Executive Director in January 2006 and was previously Chief Commercial Officer.

Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. He is currently Deputy Chairman of the International Council on Mining and Metals.

Malcolm Broomhead

MBA, BE, 59

Independent Non-executive Director

Member of the Sustainability Committee

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010.

Malcolm Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005, a global business that controlled interests in more than 45 countries. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead is currently Non-executive Chairman of Asciano Limited and a Non-executive Director of Coates Group Holdings Pty Ltd.

John Buchanan

BSc, MSc (Hons 1), PhD, 68

Senior Independent Director, BHP Billiton Plc

Chairman of the Remuneration Committee

Member of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003.

Educated at Auckland, Oxford and Harvard, John Buchanan has broad international business experience gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former Executive Director and Group Chief Financial Officer of BP, serving on the BP Board for six years. Dr Buchanan is currently Chairman of Smith & Nephew Plc, Chairman of the International Chamber of Commerce (UK), Senior Independent Director and Deputy Chairman of Vodafone Group Plc and a member of the Advisory Board of Ondra Bank. He is also Chairman of UK Trustees for the Christchurch Earthquake Appeal.

28 | BHP BILLITON SUMMARY REVIEW 2011

Carlos Cordeiro David Crawford Carolyn Hewson Lindsay Maxsted Wayne Murdy

Carlos Cordeiro

AB, MBA, 55

Independent Non-executive Director

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc. He is an advisory Director of The Goldman Sachs Group Inc and Non-executive Vice Chairman of Goldman Sachs (Asia).

David Crawford

AO, BComm, LLB, FCA, FCPA, FAICD, 67

Independent Non-executive Director

Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. Mr Crawford was Chairman of the Risk and Audit Committee and the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules until 6 September 2011. During that period, the Board was satisfied that he had recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code. He is Chairman of Lend Lease Corporation Limited and of Foster’s Group Limited.

Carolyn Hewson

AO, BEc (Hons), MA (Econ), FAICD, 56

Independent Non-executive Director

Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Carolyn Hewson is a former investment banker and has over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Corporation Limited, Westpac Banking Corporation, BT Investment Management Limited and previously served as a Director on the boards of AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia. She has current board or advisory roles with Nanosonics Limited, the Australian Charities Fund, Neurosurgical Research Foundation and is Chair of the Westpac Foundation.

Lindsay Maxsted

DipBus (Gordon), FCA, 57

Independent Non-executive Director

Chairman of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc with effect from March 2011.

Lindsay Maxsted was the Chief Executive Officer of KPMG Australia between 2001 and 2007. His principal area of practice prior to becoming Chief Executive Officer was in the corporate recovery field managing a number of Australia’s largest corporate, insolvency and restructuring engagements. He continues to undertake consultancy work in the restructuring advisory field. At the request of the Victorian State Government (Australia), Mr Maxsted was appointed to the Board of the Public Transport Corporation in December 1995 and was its Chairman from 1997 to 2001. As Chairman, he had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. The Board has nominated Mr Maxsted as the ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules from 6 September 2011 and is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Services Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code. Mr Maxsted is Chairman of Transurban Group, Chairman-elect of Westpac Banking Corporation and Honorary Treasurer of Baker IDI Heart and Diabetes Institute.

Wayne Murdy

BSc (Business Administration), CPA, 67

Independent Non-executive Director

Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since June 2009. Wayne Murdy served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce and a former Director of Qwest Communications International Inc. He is a Non-executive Director of Weyerhaeuser Company.

BHP BILLITON SUMMARY REVIEW 2011 | 29

Keith Rumble John Schubert Shriti Vadera Jane McAloon

Keith Rumble

BSc, MSc (Geology), 57

Independent Non-executive Director

Member of the Sustainability Committee

Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. Mr Rumble is a Non-executive Director of The Aveng Group, serves on the Board of Governors of Rhodes University and is a trustee of the World Wildlife Fund (South Africa).

John Schubert

BCh Eng, PhD (Chem Eng), FIE Aust, FTSE, 68

Independent Non-executive Director

Chairman of the Sustainability Committee

Member of the Remuneration Committee

Member of the Nomination Committee

Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001.

John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. He has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Dr Schubert is a Non-executive Director of Qantas Airways Limited, Chairman of G2 Therapies Pty Limited and a former Chairman of Commonwealth Bank of Australia and of Worley Parsons Limited.

Baroness Shriti Vadera

MA, 49

Independent Non-executive Director

Member of Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc with effect from January 2011.

Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. In the last year, she has undertaken a number of international assignments, including advising the G20 chair under the Republic of Korea, Temasek Holdings, Singapore on strategy and the Government of Dubai on the restructuring of Dubai World. She was a Minister in the British Government from 2007 to 2009, in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, H M Treasury, from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, she spent 14 years in investment banking at UBS Warburg where she specialised in advisory work in emerging markets. Ms Vadera is Non-executive Director of AstraZeneca Plc and is a former trustee of Oxfam.

Jane McAloon

BEc (Hons), LLB, GDipGov, FCIS, 47

Group Company Secretary

Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Prior to joining BHP Billiton, Ms McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various Australian State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries and a Member of the Corporations and Markets Advisory Committee.

30 | BHP BILLITON SUMMARY REVIEW 2011

Group Management Committee

The role of the Group Management Committee (GMC) is to provide advice to the Chief Executive Officer on matters that are strategic and long term in nature or have the potential to significantly impact the Group’s performance and reputation. The GMC is the senior management team at BHP Billiton.

Marius Kloppers

BE (Chem), MBA, PhD (Materials Science), 49

Chief Executive Officer and Executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.

Alberto Calderon

PhD Econ, M Phil Econ, JD Law, BA Econ, 51

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company and President of the oil company Ecopetrol. In the early 1990s, he was President of the Power Company of Bogotá and held various senior roles in investment banking and in the Colombian Government and the International Monetary Fund.

Andrew Mackenzie

BSc (Geology), PhD (Chemistry), 54

Group Executive and Chief Executive Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive Non-Ferrous. His prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. He is a Non-executive Director of Centrica plc.

Marcus Randolph

BSc, MBA, 55

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporación Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position as Chief Executive Ferrous and Coal since July 2007.

Alex Vanselow

BComm, Wharton AMP, 49

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed Chief Financial Officer in March 2006. He was previously President Aluminium, Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA, and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.

Karen Wood

BEd, LLB (Hons), 55

Group Executive and Chief People and Public Affairs Officer

Member of the Group Management Committee

Karen Wood joined BHP Billiton in 2001. Her previous positions with the Company were Chief Governance Officer, Special Adviser and Head of Group Secretariat and Group Company Secretary. She was appointed Chief People Officer in 2007 and in 2010 assumed responsibility for Public Affairs. She is a member of the Takeovers Panel (Australia) and a Fellow of the Institute of Chartered Secretaries. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

J Michael Yeager

BSc, MSc, 58

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum after 25 years with Mobil and later ExxonMobil. He was previously Vice President, ExxonMobil Development Company, and held the roles of Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

BHP BILLITON SUMMARY REVIEW 2011 | 31

Corporate Governance Summary

Governance at BHP Billiton

We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board governs the Group consistent with our long stated business strategy and commitment to a transparent and high-quality governance system.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. It is our view that governance is not just a matter for the Board; a good governance culture must be fostered throughout the organisation.

Corporate governance principles continue to be refined by regulators, including new guidance on Board effectiveness from the UK Financial Reporting Council, additional legislative measures in Australia in relation to executive remuneration and the use of remuneration consultants, the implementation of the Stewardship Code for investors in the UK and a continued focus on diversity of skills, experience, nationality and gender on Boards. BHP Billiton adopted early the Australian Securities Exchange Corporate Governance Council Principles and Recommendations on diversity in 2010, and this year the Board has spent time considering its aspirational diversity goals. The Board believes that critical mass is important for diversity and, in relation to gender, has set an aspirational goal of increasing the number of women on the Board to at least three over the next two years (which, if achieved, would see the proportion of women on the Board increase from 17 per cent currently to 25 per cent, based on a Board size of 12). This is consistent with Lord Davies’ report in the UK, which recommends that FTSE 350 companies should set aspirational goals for Board gender composition.

Our governance assurance

The diagram below highlights key aspects of our governance assurance structures and processes.

BHP Billiton Governance Structure

Board

Risk & Audit Committee Sustainability Committee Delegation Accountability Nomination Committee Remuneration Committee

Assurance

External Auditor

Independent Assurance: Sustainability Reporting

Group Risk Assessment and Assurance

(Internal Audit includes Health, Safety, Environment & Community audit)

Peer Review Major Projects

Ore/Oil/Gas Reserves Review

Chief Executive Officer

Management Governance and Assurance

Group Management Committee

Management Committees

Financial Risk Management

Business Group Risk & Audit Investment

Market Risk Management Disclosure

Group Level Documents

Independent Adviser to Remuneration Committee

External Legal Advice:

Australia, UK, US

Independent Advice

During the year, there were a number of changes to the composition of the Board. Baroness Shriti Vadera and Lindsay Maxsted joined the Board in January 2011 and March 2011, respectively, and Alan Boeckmann retired from the Board in March 2011.

Following completion of the succession planning process for the Board Chairman in 2010, the Board continued the succession planning process for the Chairman of the Risk and Audit Committee. Mr Lindsay Maxsted, a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements, was appointed as the new Risk and Audit Committee Chairman on 6 September 2011. David Crawford retired as the Committee’s Chairman and as a member of the Committee on the same date. At the request of the Board, Mr Crawford is standing for re-election to the Board.

32 | BHP BILLITON SUMMARY REVIEW 2011

Skills and experience of the Directors

The Board considers that the Executive and Non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The Non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business.

The key skills and experience collectively demonstrated on the Board are:

Skills and experience Board

Managing and leading 11 Directors

Global experience 12 Directors

Governance 12 Directors

Strategy 12 Directors

Financial acumen 12 Directors

Capital projects 10 Directors

Health, safety and environment 11 Directors

Remuneration 12 Directors

Mining 4 Directors

Oil and Gas 4 Directors

Marketing 10 Directors

Public policy 12 Directors

Total Directors 12 Directors

In addition, the Board considers that the development of Group and industry knowledge is a continuous and ongoing process. Structured opportunities are provided to regularly update Directors on latest industry and Group developments (such as business briefings, development sessions, visits to key sites and addresses by external speakers).

Board review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. The Board assesses its performance through a combination of internal peer review and externally facilitated evaluation. Contemporary performance measures are considered an important part of this process. The Board conducts regular evaluations of its performance, its committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. The Board review process is represented in the diagram below.

Risk management

We believe that the identification and management of risk is central to achieving the corporate objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The Board has delegated the oversight of risk management to the Risk and Audit Committee, although the Board retains overall accountability for the Group’s risk profile. In addition, the Board specifically requires the Chief Executive Officer to implement a system of control for identifying and managing risk. The Directors, through the Risk and Audit Committee, review the systems that have been established for this purpose and regularly review their effectiveness. The Risk and Audit Committee regularly reports to the Board to enable it to review the Group’s risk framework.

Market disclosure

We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. Copies of announcements are available at www.bhpbilliton.com.

Board Review

Year Two – internally or externally facilitated review

Whole Board review

Update development plans

Each year:

Review Directors seeking re-election

Incorporate feedback

Individual Director review and committee review

Year One – internally or externally facilitated review

BHP BILLITON SUMMARY REVIEW 2011 | 33

Remuneration Summary

Message from the Remuneration Committee Chairman

Dear Shareholder

In preparing the Remuneration Report for the year ended 30 June 2011, we have maintained our approach of providing relevant performance and remuneration information, enabling shareholders to assess the linkages between executive remuneration, execution of the Group’s strategy and Group performance. The Report contains the remuneration disclosures required by Australian and UK regulations. In addition, we have again reported the actual remuneration paid to our Executive team during the year.

Over FY2011, the Committee has continued to apply the remuneration framework that has been in place since 2004. This has served us well, requiring minimal alteration during a period of considerable change. There are no changes proposed in our approach to remuneration for FY2012.

However, the tenth anniversary of the BHP and Billiton merger in June 2011 provides a fitting backdrop to consider the growth and development of the Group since that date and the opportunities and challenges ahead. We believe our remuneration strategy should reinforce sustainable, long-term value creation. To achieve our business goals, our remuneration must remain competitive to attract and retain talented executives, enabling us to realise our opportunities and further develop our business. Striking the appropriate balance between these considerations is important for the continued long-term success of the Group.

To ensure that our remuneration policy continues to reinforce the Group’s strategies, the Committee has commenced a comprehensive review of our remuneration structures. We are reviewing the external environment within which we operate and how that environment may evolve. We will also consider the global market status, the risk environment and strategic priorities for BHP Billiton. Over the course of FY2012, we will progress this review, developing appropriate remuneration proposals that will support our focus on operational excellence, risk management and the execution of the Group’s strategy.

We consider effective governance and clear reporting on remuneration essential to maintaining the strong level of support that shareholders have demonstrated for the Remuneration Report. As in prior years, the FY2011 Report is designed to be clear and concise, to meet regulatory requirements, and, above all, provide you with the information required to consider the alignment of remuneration and the Group’s success.

John Buchanan

Chairman, Remuneration Committee

BHP Billiton’s Group’s Total Shareholder Return (TSR) performance and vesting of 2006 awards under the Long Term Incentive Plan (LTIP)

The following graphs show the TSR performance over the past five years, which determines outcomes under the LTIP for the members of the Group Management Committee (GMC). The graph shows how BHP Billiton outperformed the median of the LTIP comparator group over the period from 1 July 2006 to 30 June 2011 by 71.5 per cent, adding US$87.7 billion of shareholder value to our market capitalisation over and above performance in line with the median of the comparators. This has led to full vesting of the 2006 LTIP awards (including those for GMC) as detailed in the Remuneration Report.

BHP Billiton outperformance of Index over the 2006 LTIP cycle (%, US$B)

Outperformance of Index TSR, %

80

Excess BHP Billiton shareholder value creation

Index +5.5% p.a.

70

60

50

40

30

20

10

0

-10

-20

2006 2007 2008 2009 2010 2011

Year ended 30 June

BHP Billiton vs. Index TSR performance over the 2006 LTIP cycle

TSR % since 1 July 2007

160

BHP Billiton Index + 5.5% p.a. Index

140 138% TSR

120

100 97% TSR

80

60

67% TSR

40

20

0

-20

-40

June 07 June 08 June 09 June 10 June 11

Year ended 30 June

34 | BHP BILLITON SUMMARY REVIEW 2011

Remuneration for the Group Chief Executive Officer

The following tables show details of remuneration provided to the Group Chief Executive Officer (CEO), Mr Marius Kloppers.

Base salary

Base salary is reviewed annually and changes are effective from 1 September each year.

1 September 2009	1 September 2010	% change	1 September 2011	% change
2,038,885	2,130,000	4.47	2,215,200	4.00

At risk rewards – short and long term incentives

The table below shows the amount of at risk remuneration provided to the CEO by the Board as short-term and long-term incentives (STI and LTI):

- FY2011 STI rewards for the CEO were assessed by the Board in August 2011 as a result of Group and individual performance against scorecard objectives. The cash STI reward was provided in September 2011 and a matching grant of Deferred Shares and/or Options will be allocated in December 2011 subject to shareholder approval (and are scheduled to vest in August 2013).
- LTI awards in the form of Performance Shares were allocated in December 2010, but will not provide any realised value to the CEO until at least August 2015, dependent on the relative five-year TSR performance hurdle being achieved over the period from 1 July 2010 to 30 June 2015. Approval for grant of a specified value of Performance Shares for the CEO will be sought from shareholders at the 2011 Annual General Meetings, with the actual number of Performance Shares notified to shareholders when granted in December 2011.

Short-term incentives					Long-term incentives						
Total STI FY2010	% of max FY2010 [1]	FY2011 Total	% of max FY2011 [1]	Change in % of max	Number of Performance Shares Dec 2009	Dec 2009 Expected Value [2]	% of max Dec 2009 [3]	Number of Performance Shares Dec 2010	Dec 2010 Expected Value [2]	% of max Dec 2010 [3]	Change in % of max
4,661,054	71.4	4,702,896	69.0	(2.4)	250,000	2,864,636	70.3	200,000	3,309,793	77.7	7.4

[1] A target cash award of 80 per cent of base salary was set by the Remuneration Committee, with a maximum cash award of 160 per cent of base salary for exceptional performance against all scorecard measures. More detail regarding the CEO's performance against FY2011 key performance indicators is included in the Remuneration Report.

[2] The Expected Value of the LTI awards as calculated by Kepler Associates, takes the performance hurdle into account along with other factors as described in the Remuneration Report. The Expected Value is used to represent the expected remuneration outcomes from the LTIP for the GMC members.

[3] The maximum LTI award for all GMC members is 200 per cent of base salary at the Expected Value.

Remuneration for Non-executive Directors

The following table shows fees earned by Non-executive Directors over the period 1 July 2010 to 30 June 2011.

Name	Year	Fees	Committee Chair fees	Committee membership fees	Travel and other benefits [1]	Superannuation and Retirement benefits [2]	Total
Alan Boeckmann [3]	2011	112,188	–	18,212	44,000	–	174,400
Malcolm Broomhead	2011	154,000	–	25,000	52,000	9,541	240,541
John Buchanan	2011	189,000	40,000	–	61,664	–	290,664
Carlos Cordeiro	2011	154,000	–	25,000	60,664	–	239,664
David Crawford	2011	154,000	55,000	–	52,000	11,162	272,162
Carolyn Hewson	2011	154,000	–	30,000	37,000	9,808	230,808
Lindsay Maxsted [3]	2011	42,226	–	–	15,000	2,113	59,339
Wayne Murdy	2011	154,000	–	30,000	89,664	–	273,664
Jacques Nasser	2011	1,000,000	–	–	98,889	–	1,098,889
Keith Rumble	2011	154,000	–	25,000	90,664	–	269,664
John Schubert	2011	154,000	40,000	25,000	52,000	14,037	285,037
Shriti Vadera [3]	2011	77,000	–	–	30,000	–	107,000

[1] Travel and other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.

[2] In respect of superannuation benefits, BHP Billiton makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation.

[3] Remuneration for Alan Boeckmann, Lindsay Maxsted and Shriti Vadera relates to part of that FY2011 year only, as they retired from, or joined, the Board during the year. Details of their dates of retirement or appointment are set out in section 6.6.1 of the Remuneration Report.

BHP BILLITON SUMMARY REVIEW 2011 | 35

Shareholder information

Annual General Meetings

BHP Billiton Plc – Thursday, 20 October 2011 at 11.00am The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.

BHP Billiton Limited – Thursday, 17 November 2011 at 10.30am Melbourne Convention and Exhibition Centre, 1 Convention Centre Place, South Wharf, Melbourne.

Change of shareholder details and enquiries

Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings.

Dividend policy and payments

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the UK and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the UK register wish to receive dividends in US dollars they must complete the appropriate election form and return it to the BHP Billiton Share Registrar to be received no later than close of business on the Dividend Record Date.

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below.

Country where shareholder is resident Financial institution

Australia Bank, building society, credit union

UK Bank, building society

New Zealand Bank

US Bank

Shareholders from the above-mentioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, UK, New Zealand and US will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Plc Registrar in the UK or South Africa.

Stock exchange listings

BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the US. Trading on the NYSE is via American Depositary Shares.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.

Date Events

29 September 2011 Final Dividend Payment Date

20 October 2011 BHP Billiton Plc

Annual General Meeting in London

17 November 2011 BHP Billiton Limited

Annual General Meeting in Melbourne

8 February 2012 Interim Results Announced

2 March 2012 Interim Dividend Record Date

22 March 2012 Interim Dividend Payment Date

22 August 2012 Annual Results Announced

Visit www.bhpbilliton.com for up-to-date Group and shareholder information, including:

Online shareholder services

check your holding

register to receive electronic shareholder communications

update your records (including address and direct credit details)

create your own virtual portfolio

vote online

Latest News

Reports and presentations

Company overview (including Our Charter, Structure and Governance)

Subscribe to receive news alerts sent directly to your email address Receive your reports electronically

The BHP Billiton Group produces an Annual Report, a Summary Review and a Sustainability Report, which are posted on the internet. Shareholders are encouraged to visit www.bhpbilliton.com to inspect the electronic versions of these publications and provide feedback to the Company.

36 | BHP BILLITON SUMMARY REVIEW 2011

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited

Australia

BHP Billiton Centre

180 Lonsdale Street

Melbourne VIC 3000

Telephone 1300 554 757 (within Australia)

+61 3 9609 3333 (outside Australia)

Facsimile +61 3 9609 3015

BHP Billiton Plc

United Kingdom

Neathouse Place

London SW1V 1BH

Telephone +44 20 7802 4000

Facsimile +44 20 7802 4111

Group Company Secretary

Jane McAloon

BHP Billiton Corporate Centres

South Africa

6 Hollard Street

Marshalltown

Johannesburg 2107

Telephone +27 11 376 9111

Facsimile +27 11 838 4716

Chile

Avenida Americo Vespucio Sur # 100

Piso 7

Las Condes 756999

Santiago

Telephone +56 2 330 5000

Facsimile +56 2 207 6509

United States

1360 Post Oak Boulevard, Suite 150

Houston, TX 77056-3020

Telephone +1 713 961 8500

Facsimile +1 713 961 8400

Marketing Offices

Netherlands

Verheeskade 25

2521 BE The Hague

Telephone +31 70 315 6666

Facsimile +31 70 315 6767

Singapore

10 Marina Boulevard, #50-01

Marina Bay Financial Centre, Tower 2

Singapore 018983

Telephone +65 6421 6000

Facsimile +65 6421 7000

Belgium

BHP Billiton Diamonds (Belgium) N.V.

Hoveniersstraat 30

2018 Antwerp

Telephone +32 3 201 1090

Facsimile +32 3 213 0846

Share Registrars and Transfer Offices

Australia

BHP Billiton Limited Registrar

Computershare Investor Services Pty Limited

Yarra Falls, 452 Johnston Street

Abbotsford VIC 3067

Postal Address – GPO Box 2975

Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)

+61 3 9415 4020 (outside Australia)

Facsimile +61 3 9473 2460

Email enquiries:

www.investorcentre.com/bhp

United Kingdom

BHP Billiton Plc Registrar

Computershare Investor Services PLC

The Pavilions, Bridgwater Road

Bristol BS99 6ZZ

Telephone +44 844 472 7001

Facsimile +44 870 703 6101

Email enquiries:

www.investorcentre.co.uk/contactus

South Africa

BHP Billiton Plc Branch Register

and Transfer Secretary

Computershare Investor Services

(Pty) Limited

70 Marshall Street

Johannesburg 2001

Postal Address – PO Box 61051

Marshalltown 2107

Telephone +27 11 373 0033

Facsimile +27 11 688 5218

Email enquiries:

web.queries@computershare.co.za

Holders of shares dematerialised into STRATE should contact their CSDP or stockbroker.

New Zealand

Computershare Investor Services Limited

Level 2/159 Hurstmere Road

Takapuna North Shore City

Postal Address – Private Bag 92119

Auckland 1142

Telephone +64 9 488 8777

Facsimile +64 9 488 8787

United States

Computershare Trust Company, N.A.

2 North LaSalle Street

Chicago, IL 60602

Postal Address – PO Box 0289

Chicago, IL 60690-9569

Telephone +1 888 404 6340

(toll-free within US)

Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and

Registrar Citibank Shareholder Services

PO Box 43077

Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)

+1 877 248 4237 (+1-877-CITIADR)

(toll-free within US)

Facsimile +1 201 324 3284

Email enquiries:

citibank@shareholders-online.com

Website: www.citi.com/dr

Cover story

BHP Billiton’s Stainless Steel Materials business is the world’s fourth largest nickel producer and a global supplier of nickel to the stainless steel industry. Operations are located in Australia and Colombia. Our cover picture is taken at Mt Keith, one of Nickel West’s operations in Western Australia.

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Summary Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

Designed by Amanda Roach Design, printed in Australia by Gunn and Taylor, Aristoc Road, 3150 bhpbilliton

Resourcing the future